Filed by: Blockbuster Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No: 001-15153

Subject Company: Blockbuster Inc.

On September 28, 2004, Blockbuster Inc. began using the following slides in road show presentations regarding the split-off exchange offer. Any slides that are subsequently revised will also be filed pursuant to Rule 425.

Blockbuster Presentation Regarding Viacom Exchange Offer

September 2004

Forward Looking Statements

Investors are advised to read Viacom’s Tender Offer Statement on Schedule TO, Blockbuster’s Registration Statement on Form S-4 and the Prospectus-Offer to Exchange, and any other documents relating to the exchange offer that are filed with the Securities and Exchange Commission as they become available and as they are amended because they will contain important information. Investors may obtain copies of these documents for free, where available, at the SEC’s website at www.sec.gov or from Viacom Investor Relations at 1-800-516-4399.

This presentation contains both historical and forward-looking statements. Forward-looking statements in this presentation are not based on historical facts, but rather reflect Blockbuster management’s current intent, expectations, estimates and projections concerning future results and events. Forward-looking statements generally can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “believe”, “expect”, “anticipate”, “may”, “could”, “intend”, “intent”, “belief”, “estimate”, “plan”, “foresee”, “likely”, “will” or other similar words or phrases and similar expressions and variations thereof. Similarly, statements concerning the Blockbuster special distribution or borrowings by Blockbuster pursuant to its new credit agreement and senior subordinated notes, the exchange offer or agreements or arrangements relating to any of such matters or that describe Viacom’s or Blockbuster’s strategies, initiatives, objectives, plans, goals or results of operations are forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause Viacom’s or Blockbuster’s actual results, performance or achievements to vary materially from what is expressed in or indicated by such forward-looking statements. Viacom and Blockbuster cannot make any assurances that projected results or events will be achieved. Factors specific to Blockbuster include, among others: (i) consumer demand for Blockbuster’s existing and planned product and service offerings, including new offerings related to its subscription, trading and games initiatives, and the related impact of competitor pricing and product and service offerings; (ii) the variability in consumer appeal of the movie titles and games software released for rental and sale; (iii) Blockbuster’s ability to respond to changing consumer preferences and to effectively adjust its product mix, service offerings and marketing and merchandising initiatives; (iv) Blockbuster’s ability to effectively and timely prioritize, implement and maintain the necessary information technology systems and infrastructure to support shifts in consumer preferences and in its operating model, including support for its subscription, trading and games initiatives; (v) the impact of changes in Blockbuster’s consumer rental terms, including Blockbuster’s subscription rental offers; (vi) vendor determinations relating to pricing and distribution of their product and Blockbuster’s ability to reach agreements with its suppliers on acceptable commercial terms; (vii) the studios’ dependance on revenues generated from retail home video and their maintenance of exclusive distribution windows for retail home video; (viii) the application of existing and future accounting policies and pronouncements, including without limitation any continuing impact of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, and the potential impact of pronouncements such as the Financial Accounting Standards Board Exposure Draft, Share-Based Payment, an Amendment of FASB Statements No. 123 and 95, or pending legislation such as H.R. 3574, The Stock Option Accounting Reform Act; (ix) the effect of game platform cycles; and (x) the impact of developments affecting Blockbuster’s outstanding litigation and claims against it. In addition, the risk factors set forth in the section of the Prospectus-Offer to Exchange entitled “Risk Factors”, and the matters discussed in Blockbuster’s and Viacom’s SEC filings, including the “Disclosure Regarding Forward-Looking Information” sections of Blockbuster’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and Blockbuster’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, and the matters discussed in the “Cautionary Statement Concerning Forward-Looking Statements” sections of Viacom’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and Viacom’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, among others, could affect future results, causing these results to differ materially from those expressed in the forward-looking statements.

Offering Summary

Structure: Tax-free split-off

Distribution Company: Viacom (Ticker: VIA/VIAB)

Distributed Company: Blockbuster (Ticker: BBI/BBI.B)

Fixed Exchange Ratio: 2.575 class A shares and 2.575 class B shares of Blockbuster for each class A or B share of Viacom

Exchange Offer: Viacom is offering an aggregate of 72.0 million class A shares and 72.0 million class B shares of Blockbuster in exchange for up to approximately 28.0 million Viacom shares

Minimum Tender Condition: At least 16,776,699 Viacom shares, which will enable Viacom to exchange at least 60% of its Blockbuster shares

Exchange Offer Expiration: Midnight NYC time on October 5, 2004

Dealer Managers: Bear Stearns Goldman Sachs

Business Overview

Our vision

To transform Blockbuster from a place you rent a movie to a brand where you rent, buy or trade movies and games new or used, in-store or online.

We will be making significant investments in 2004 and 2005 as we transform our business, build our active membership and remove consumer barriers to rental.

We believe this two-year plan will provide attractive future returns for our shareholders.

Introduction to Blockbuster

Largest movie and game rental retailer in the world

Rental revenue more than 2x two closest competitors combined

Highly recognizable global brand

9,000 stores in 26 countries

65% US/35% International

80% company-operated stores/20% franchised

50 million active member accounts(1)

2003 revenues of $5.9 billion

2003 Free Cash Flow(2) of $402.7 million

Average Free Cash Flow(2) since 2000 of $346.0 million

(1) 12-month active members.

(2) Free Cash Flow = Net cash flow provided by operating activities—CAPEX—rental library purchases.

Home Video Is a Growth Market

Aggregate Size ($ in billions)

Annual Spend per Video HH

CAGR: 9.5%

0 5 10 15 20 25 30 $35

$273 $257 $235 $219 $21.7 $24.0 $26.3 $28.5

2003 2004E 2005E 2006E

0 100 200 300 400 $500

Total Rental Total Retail Home Video per Video HH

Source: Kagan Research, LLC.

Opportunities Brought on by DVD

Solidified studios’ interest in maintaining home video window

Significantly improved rental margin

Increased copy depth and product availability

Enabled subscription rental business

Expanding consumer DVD collections should drive trading

Movie Release Windows

Theatrical

Home Video

PPV/VOD

Network/Other

0 2 4 6 8 10 12+

Months

Note: Airlines and hotels have a smaller window between box office and home video.

Studios Are Dependent on Home Video

Home Video is a Critical Window—Studio Revenue by Window

1998(1)

TV & Cable 15.0%

Theater 28.6%

VOD/PPV

1.4%

Home Video 44.6%

Premium Channels 10.4%

Home Video 51.8%

2003(1)

Theater 23.1%

Premium Channels 9.3%

TV & Cable 14.0%

VOD/PPV 1.8%

(1) Source: Kagan Research, LLC.

We Believe VOD Will Stay in the PPV Window

VOD would significantly cannibalize retail sales of movies

Studio profitability would be impacted

1 Retail Sale $15.00

1 VOD Sale $3.00

It takes 5 VOD transactions to maintain profitability of one retail sale

Source: Blockbuster estimates.

Video Game Market Opportunity

($ in billions)

CAGR: 10.8%

$9.0 $7.9 $7.1 $6.6

0 2 4 6 8 10 $12

2003 2004E 2005E 2006E

Total Rental Total Retail

Source: LEK for rental and Veronis Suhler for retail (represents console software only).

New Initiatives

Blockbuster Now Operates in Growth Businesses

US Movies and Games Industry

2003 2006E

Movie Rental(1) $7.9B $6.4B

Retail Movies(1) 13.5B 20.8B

Online Subscription(1) 289M 1.3B

Used/Traded Movies(2)(3) 1.3B 2.2B

Retail Games(4) 5.8B 8.0B

Games Rental/Used/Traded(2)(3) 1.8B 2.2B

Total $30.6B $40.9B

CAGR 10.1%

(1) Source: Kagan Research, LLC.

(2) Source: LEK.

(3) Includes previously viewed/played product, which Blockbuster reports under rental revenue.

(4) Source: Veronis Suhler.

Subscription Initiative

Launch Goal Offering/Results

In-Store

Approximately 1,100 at y/e 2003

All domestic stores by May 2004

8% of active monthly members by y/e 2004

10% of active monthly members by y/e 2005

Offers immediate gratification and access to new releases

Increased customer loyalty

Online

Launched in the UK in May 2004

Launched in the US in August 2004

Substantial share by y/e 2005

Ultimate goal to broaden online to include sale and online delivery of movies and games

Offers deeper catalogue Home delivery convenience

Integrated Subscription Planned for 2005

DVD Trading Initiative

Launch

Goal

Offering/Results

Movie Trading Company (acquired in 2002)

Introduced Big DVD Trade-In during Q4’03

More than 2,000 US stores and all UK stores by end of 2004

Substantially all Blockbuster stores by end of 2005

Customers can monetize movies through store credit

Increased traffic and use of credit drives revenue

Games Initiative

Launch

Goal

Offering/Results

Store-In-Store

Launched in approximately 200 stores Q4’03

Approximately 550 operating in 2004

Approximately 1,000 operating in 2005

Complete source for rental, retail and trading

Freestanding

Acquired UK-based Gamestation in Q4’02–2nd largest games retailer

Doubled size to 145 stores as of Q2’04

Acquired US-based Rhino video games in Q2’04 (40 stores)

Approximately 250 operating in 2004 Approximately 400 operating in 2005

Complements store-in-store

Broadens addressable market

Blockbuster Offers the Most Options for Movie and Game Customers

DVD Rental DVD Retail Used Movies Movie Trading Games Rental Games Retail Games Trading On-line Sub- scriptions In-Store Sub- scriptions

Blockbuster

Hollywood

Movie Gallery

Electronics Boutique

Game Stop

Wal-Mart

Circuit City

Best Buy

Netflix

Partially developed capabilities Fully developed capabilities

Source: Public filings and company websites.

We believe:

VOD is not a significant threat

Blockbuster has already felt the major portion of retail impact

Blockbuster intends to drive revenue and profits by growing:

Core rental business

In-store rental subscription

Online rental subscription

DVD trading

Video games business

New opportunities to leverage brand and store network

Financial Overview

Strong Revenue and Gross Profit Growth

($ in millions)

Rental Retail

Revenue

Gross Profit

Revenue

7.3% CAGR

1999 2000 2001 2002 2003

$8,000 6,000 4,000 2,000 0

$5,157 $4,960 $4,464 $5,912 $5,566

Same-Store Revenue Growth

8.3% 5.6% 2.5% 5.1% (2.2%)

Gross Profit

6.9% CAGR

$5,000 4,000 3,000 2,000 1,000 0

$3,074 $3,207 $2,924 $2,701 $3,522

1999 2000 2001(1) 2002 2003

(1) Includes add-back of non-cash charges of $337.6 million for change in accounting estimates and special items.

Increasing Profitability

Gross Profit Margins

80% 60 40 20 0

70.0% 72.1% 66.0% 64.4% 65.5% 66.1%

21.0% 21.4% 22.5% 18.9% 19.8% 17.1%

1999 2000 2001(1) 2002 2003 1H ‘04

Rental DVD Mix: NA 6.9% 18.5% 39.0% 57.3% 70.2%

Rental Retail Total

(1) Includes add-back of non-cash charges of $337.6 million for change in accounting estimates and special items.

Strong Cash Flow

($ in millions)

$800 600 400 200 0 (200)

$718 $547 $571 $514 $535 $442 $403 $289 $250 ($40)

1999 2000 2001 2002 2003

OIBDA(1) Free Cash Flow(2)

(1) OIBDA = Operating Income before Depreciation and Amortization of intangibles. Includes add-back of non-cash charges of $31.6 million in 2000 related to the impairment of certain hardware and capitalized software costs. Includes add-back of non-cash charges of $345.4 million for change in accounting estimates and special items in 2001. Includes Wherehouse Entertainment Inc. lease guarantee write-down of $18.7 million in 2002. Includes add-back of impairment of goodwill and other long-lived assets of $1.3 billion in 2003.

(2) Free Cash Flow = Net cash flow provided by operating activities—CAPEX—rental library purchases.

OIBDA Reconciliation

($ in millions)

1999 2000 2001 2002 2003 1H 2003 1H 2004

Operating income (loss) $121.7 $75.7 ($219.6) $337.1 ($845.2) $254.0 $201.2

Depreciation and amortization of intangibles 392.3 427.5 421.1 233.8 257.9 123.3 120.1

Non-cash charges – 31.6 345.4 – – – –

Impairment of goodwill and other long-lived assets – – – – 1,304.9 – –

OIBDA $514.0 $534.8 $546.9 $570.9 $717.6 $377.3 $321.3

Free Cash Flow Reconciliation

($ in millions)

1999 2000 2001 2002 2003 1H 2003 1H 2004

Cash provided by operations $1,142.8 $1,320.8 $1,395.1 $1,451.2 $1,416.1 $579.3 $455.2

Rental library purchases (808.7) (810.0) (859.4) (1,060.9) (836.6) (435.2) (355.7)

Capital expenditures (374.4) (221.5) (93.3) (140.6) (176.8) (55.8) (109.1)

Free Cash Flow ($40.3) $289.3 $442.4 $249.7 $402.7 $88.3 ($9.6)

Free Cash Flow Reconciliation (cont.)

($ in millions)

1999 2000 2001 2002 2003 1H 2003 1H 2004

Net income ($69.2) ($75.9) ($240.3) ($1,627.6) ($983.9) $141.7 $159.4

Depreciation and amortization of intangibles 392.3 427.5 421.1 233.8 257.9 123.3 120.1

Non-cash charges – 31.6 345.4 – – – –

Impairment of goodwill and other long-lived assets – – – – 1,304.9 – –

Capital expenditures (374.4) (221.5) (93.3) (140.6) (176.8) (55.8) (109.1)

Rental library purchases, net of rental amortization (133.6) (74.4) 18.9 (36.6) 118.2 77.4 15.7

Changes in working capital (12.2) 70.6 95.1 (10.5) (45.2) (206.0) (231.3)

Cumulative effect of change in accounting principle, net of tax – – – 1,817.0 4.4 4.4 –

Changes in deferred taxes and other 156.8 131.4 (104.5) 14.2 (76.8) 3.3 35.6

Free Cash Flow ($40.3) $289.3 $442.4 $249.7 $402.7 $88.3 ($9.6)

2003: A Year of Record Profitability and Strong Cash Flow

Significant Expansion of Rental Margin Driven Primarily by Improved Product Buying and Inventory Management

Significant Reduction in Advertising Expense Driven by Leveraging Increased Studio Advertising

Business Outlook

Profitability for the third quarter of 2004 expected to decline significantly from last year based on estimated mid-single digit percentage decline in worldwide same-store revenues and significant increase in operating expenses associated with new initiatives

Percentage increase in total revenues for full year 2004 expected to increase in low-single digit range

Full year 2004 diluted EPS, excluding the impact of 1Q’04 tax benefit, expected to decrease approximately 30% from adjusted diluted earnings per share of $1.48(1)(2) last year as a result of investment of approximately $90 million of incremental operating expenses associated with the development and launch of the key growth initiatives and continued weakness in the rental industry, as well as the difficult comparison to the prior year. If the company decides to accelerate its investment spending or if Blockbuster’s rental business is softer than currently anticipated, the year over year decline would exceed 30%

(1) Before cumulative effect of change accounting principle. Includes add-back of impairment of goodwill and other long lived assets of $6.93 per diluted share.

(2) Before costs related to any incremental expenses associated with the divestiture.

Business Outlook (cont.)

Approximately 400 company-operated stores expected to be opened in 2004

Capital expenditures expected to range between $250 million to $280 million, an increase over $176.8 million recorded in 2003

Blockbuster expects the rental industry to continue to decline in 2005, but believes the industry will stabilize by end of year as DVD penetration is expected to reach 70% of US households

Expected softness in rental combined with continued heavy investment in the business will adversely affect profitability for full year 2005

Pro Forma Balance Sheet

($ in millions)

6/30/04

Cash and cash equivalents $157.3

Debt

Credit facility

Revolving credit facility $50.0

Tranche A (due 2009) 100.0

Tranche B (due 2011) 550.0

Total Facility $700.0

Senior Subordinated Notes (due 2012) $300.0

Other 2.1

Capital lease obligations 93.8

Total Debt $1,095.9

Total Stockholders’ Equity 2,505.1

Total Capitalization $3,601.0

Financial Highlights

Significant growth in revenues and profits over past four years

Strong balance sheet and cash flow

High topline margins and strong operating results support investments in business

Blockbuster Presentation Regarding Viacom Exchange Offer

September 2004